Exhibit 99.3

MG Capital Nominates Full Slate of Candidates for Election to HC2’s Board of Directors

Issues Letter to Fellow Stockholders Detailing the Case For Urgent Change at HC2, Including the Removal of Chairman and CEO Philip Falcone

Believes Dismal Governance, Rampant Conflicts, Unjustifiable Waste, and Perpetual Strategic Missteps Have Cost Stockholders Hundreds of Millions of Dollars Over Mr. Falcone’s Tenure

Highlights That in Addition to Maintaining Negative TSR Over Several Time Horizons, HC2’s Shares Have Consistently Traded at a Massive Discount to Net Asset Value

To Address HC2’s Weaknesses and Bring Credibility to the Boardroom, MG Capital Has Recruited a World-Class Slate With Superior Backgrounds and Pedigrees

Nominates Six Highly-Qualified, Independent Candidates That Possess the Expertise and Vision Needed to Refresh the Board of Directors and Implement a Value-Enhancing Turnaround Plan

NEW YORK--(BUSINESS WIRE)-- MG Capital Management, Ltd. (together with Percy Rockdale LLC, the nominating stockholder, and its affiliates, “MG Capital” or “we”) is a significant stockholder of HC2 Holdings, Inc. (NYSE: HCHC) (“HC2” or the “Company”), which collectively with the other participants in its solicitation beneficially owns more than 5% of the Company’s outstanding shares. MG Capital today issued a public letter to stockholders regarding its decision to nominate six highly-qualified and independent candidates for election to the Company’s Board of Directors at the upcoming 2020 annual meeting of stockholders.

Below is the full text of the letter.

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February 18, 2020

Fellow Stockholders:

MG Capital Management, Ltd. (together with Percy Rockdale LLC, the nominating stockholder, and its affiliates, “MG Capital” or “we”) is a significant stockholder of HC2 Holdings, Inc. (“HC2” or the “Company”), which together with the other participants in its solicitation beneficially owns more than 5% of the Company’s outstanding shares. We believe that HC2’s indefensible record of long-term underperformance and value destruction stems from exceptionally poor corporate governance, rampant conflicts of interest, ineffective balance sheet management, and the absence of a credible business strategy. In our view, the manifestation of these issues over the course of Philip Falcone’s tenure as Chairman and Chief Executive Officer has completely eroded the market’s confidence in HC2, resulting in the Company’s shares trading at a perpetual discount to net asset value of more than 80%.1

Although we prefer to engage with corporate leadership teams in a private manner when issues arise, it is clear to us that HC2’s Board of Directors (the “Board”) is not positioned to address our concerns or oversee the implementation of a viable turnaround plan that puts independent stockholders first. As long as Mr. Falcone controls the Company, we feel stockholder value remains at risk. We contend that little has transpired over the past six years to suggest that he and his hand-picked directors are truly focused on stockholders’ best interests above all else. This is why are nominating a full slate of highly-qualified, independent director candidates to replace the incumbent Board at the 2020 annual meeting of stockholders (the “Annual Meeting”).

1 As of market close on January 14, 2020, which is the day before the Reporting Persons filed a 13D with the Securities and Exchange Commission, HC2’s shares were trading at $2.27. A sum-of-the-parts valuation of $12.50 was set forth by B.B. Riley FBR, Inc. in its February 10, 2020 report.

It is important to stress that we did not come to this decision hastily. We devoted a significant amount of time and effort to thoroughly analyzing HC2’s publicly-available business plans, financial results, balance sheet, governance, executive compensation, and treatment of stockholders. This has led us to uncover a number of issues that appear irreconcilable under the incumbent Board, including:

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Dismal Long-Term Performance: Since Mr. Falcone took control of HC2 six years ago, there has been a steady erosion of stockholder value. Our view is that HC2 has delivered exceptionally poor total stockholder returns (“TSR”) over one-year (-33.43%), three-year (-65.56%), five-year (-71.97%) and six-year (-35.14%) horizons.[2] We find that the picture only gets bleaker when evaluating performance on a relative basis:

o	1-year TSR: -33.43% vs. S&P 500 return of 29.68%, Russell 300 return of 28.72%, and 2019 proxy peer group[3] average return of 12.57%.
o	3-year TSR: -65.56% vs. S&P 500 return of 53.16%, Russell 3000 return of 50.34%, and 2019 proxy peer group average return of 13.77% .
o	5-year TSR: -71.97% vs. S&P 500 return of 80.79%, Russell 3000 return of 77.09%, and 2019 proxy peer group average return of 31.29%.
o	6-year TSR: -35.14% vs. S&P 500 return of 101.82%, Russell 3000 return of 95.92%, and 2019 proxy peer group average return of 32.51%.

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A Haphazard Corporate Strategy: Despite marketing itself as a diversified holding company that invests strategically and opportunistically across industries, we feel that HC2 and Mr. Falcone have consistently failed to demonstrate to stockholders that they possess the abilities, competence, and expertise to acquire and manage controlling stakes in companies operating across seven distinct sectors. Perhaps this explains why Mr. Falcone recently defended HC2’s insurance holdings and questioned MG Capital’s scrutiny of the business in an email to us—only to turn around days later and disclose the intended sale of Continental Insurance.[4] It is also noteworthy that although HC2 has invested a significant amount of capital in the insurance space, Mr. Falcone is actually banned from the sector in several states, including New York.[5]

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An Ineffective, Unqualified Board: A review of HC2’s 2019 Proxy Statement and other publicly-available information reveals that the incumbent directors are either closely connected to Mr. Falcone, underqualified, or in possession of a track record that includes legal and regulatory issues. We believe the problems in the boardroom  obviously begin—but do not end—with Mr. Falcone, who has been able to reap outsized compensation and push through concerning related party transactions while holding the Chairman role.[6] Lead Independent Director Wayne Barr, Jr. has not only failed to check Mr. Falcone’s actions, but he lost the support of Glass Lewis & Co in 2019 and lacks any stated expertise in construction, insurance, energy, marine services, and other business segments of relevance to HC2. It is also notable that Board member Lee S. Hillman was Chairman and Chief Executive Officer at Bally Total Fitness prior to its bankruptcy and during the period in which the Securities and Exchange Commission (“SEC”) ultimately focused on during its investigation of the entity’s accounting practices.[7] Although we intend to share additional analyses related to the Board, our hope is that stockholders begin to recognize that HC2’s Board needs a top-to-bottom overhaul.

2 Bloomberg; TSR reflects share price and performance up until January 14, 2020, which is the day before the Reporting Persons filed a 13D with the Securities and Exchange Commission. TSR assumes dividends reinvested.
3 The “2019 proxy peer group” includes: Cannae Holdings, Inc., Carlisle Companies, Inc., Compass Diversified Holdings, 2CSW Industrials, Inc., E.W. Scripps Co., Entravision Communications, Gannett Co., Inc., Legg Mason, Inc., Meredith Corp., Opko Health, Inc., Prestige Brands Holdings, Inc., Raven Industries Inc., Spectrum Brands Holdings and Steel Partners Holdings LP
4 HC2 press release dated February 10, 2020 (link here).
5 New York State Department of Financial Services press release dated October 20, 2013 (link here).
6 HC2’s 2019 Proxy Statement.
7 Securities and Exchange Commission press release dated February 28, 2008 (link here).

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Excessive Debt: Under the watch of Mr. Falcone and the incumbent Board, we feel HC2 has taken on excessive levels of debt at the holding company level. It currently has approximately $470 million of senior, secured notes outstanding with an interest rate of 11.5%.[8] A significant debt load and high double-digit interest rate is inappropriate given HC2’s already large holding company expense structure and the illiquid nature of many of its holdings. Even if the Company was somehow able to reduce HC2’s debt to more reasonable levels in the near-term, we believe the Board has already shown itself to be lacking when it comes to balance sheet management and financial judgement.

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Unjustifiably High Corporate Expenses: HC2’s “Non-Operating Corporate” segment lost $25.9 million in “Adjusted EBITDA” in 2018.[9] In addition, management was paid more than $4 million in equity compensation that year.[10] That brings total corporate expenses over the full-year period to more than $30 million. Given that HC2 had a market capitalization of approximately $100 million at the end of 2018, we find this level of spending to be damning evidence of excessive waste and validation of our view that Mr. Falcone and the Board are not prioritizing independent stockholders’ interests. It is also worth highlighting that expenses continued to spiral out of control in 2019, with “Adjusted EBITDA” of negative $15.2 million through the end of September 2019.[11]

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Numerous Related Party Transactions: We have discovered a string of disturbing related party transactions that appear to have benefited Mr. Falcone at the expense of stockholders. HC2’s most recent 10-Q discloses that in January 2015, the Company entered into a "Services Agreement" with Harbinger Capital Partners (Mr. Falcone’s investment management firm).[12] The firm is currently extracting approximately $4 million per year through this opaque "Services Agreement." We were also shocked to learn that in 2018, HC2 entered into a costly 75-month lease for office space previously occupied by Harbinger Capital Partners. Is it appropriate for a small public company to have a lavish office on Park Avenue intended for a once large hedge fund?

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Concerns Over Mr. Falcone’s Regulatory Issues: We are concerned about the appropriateness and legitimacy of the services that HC2 may be receiving from Mr. Falcone and his affiliates, especially given past infractions. Mr. Falcone entered into a settlement agreement with the SEC in 2013 after admitting wrongdoing and agreeing to a ban from the investment advisor industry, including a prohibition on adding new clients. Yet he and Harbinger Capital Partners still established a "Services Agreement" in 2015 with HC2, which controls more than $4 billion of securities via its insurance subsidiary.[13] In addition, numerous public reports have noted that Mr. Falcone was previously fined $18 million by the SEC and was thereafter required to pay more than $30 million to New York State to settle a tax evasion case.

More recently, since our January 15 13D filing, we believe that Mr. Falcone and the incumbent Board have taken another series of brazen steps to entrench themselves at the expense of independent stockholders and corporate democracy. The Company’s February 10 announcement regarding efforts to sell Continental Insurance and explore alternatives for DMB Global reads to us like a kneejerk reaction to MG Capital’s recent engagement. We believe it would be in the best interests of all stockholders if HC2 avoided any major corporate actions until after the Annual Meeting, at which point stockholders may elect a completely new Board. Our view is that a refreshed Board that is no longer weighed down by biases and conflicts will be much better situated to conduct a holistic strategic review of the business.

8 HC2 press release dated November 12, 2018 (link here).
9 HC2’s Fourth Quarter and Full Year 2018 Results.
10 HC2’s 2019 Proxy Statement.
11 HC2’s Third Quarter 2019 Results.
12 HC2’s FORM 10-Q For Third Quarter 2019.
13 HC2’s FORM 10-Q For Third Quarter 2019.

In light of all these historical and recent issues, we feel that HC2 stands at a crossroads this spring. Even if Mr. Falcone enacts some incremental enhancements designed to improve HC2’s short-term prospects, we believe any road forward proposed by him will lead off a cliff. MG Capital is offering an alternative road that we contend will lead to enhanced value creation, superior governance, and the eradication of conflicts and self-dealing.

After conducting a thorough analysis of HC2’s boardroom deficiencies and needs, we worked to assemble a world-class slate of directors that have experience investing in companies and operating businesses across the Company’s priority sectors. Our nominees also possess diverse expertise in insurance, energy, telecommunications, investment management, operational turnarounds, debt restructurings, and regulatory affairs—all areas that will support our proposed 100-day plan and long-term vision for enhancing stockholder value. We intend to provide more detail and information about our proposed path forward for a better HC2 in the weeks and months to come, but in the meantime, here are our nominees’ summarized biographies:

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George R. Brokaw, 52, has served as a private investor through several private and public investment vehicles. Previously, Mr. Brokaw served as Managing Director of the Highbridge Growth Equity Fund at Highbridge Principal Strategies, LLC (“Highbridge”).  Prior to joining Highbridge, Mr. Brokaw was a Managing Director and Head of Private Equity at Perry Capital, LLC (“Perry”). Prior to joining Perry, Mr. Brokaw was Managing Director (Mergers & Acquisitions) of Lazard Frères & Co. LLC (“Lazard”).  Mr. Brokaw currently serves on the board of directors of DISH Network Corporation (NASDAQ: DISH), Alico, Inc. and Consolidated Tomoka Inc. Mr. Brokaw previously served on several public company boards of directors including Modern Media Acquisition Corp, North American Energy Partners, Inc. and Terrapin 3 Acquisition Corporation. Mr. Brokaw received a BA from Yale University and a JD and MBA from the University of Virginia, and is a member of the New York Bar.

We believe that Mr. Brokaw’s extensive investing, legal and governance experience would make him a beneficial addition to the Board.

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Kenneth S. Courtis, 64, is a financial executive with over 30 years of investment banking and board experience. Since January 2009, Mr. Courtis has served as the Chairman of Starfort Investment Holdings. Previously, he served as Vice Chairman and Managing Director of Goldman Sachs, and Chief Economist and Investment Strategist of Deutsche Bank Asia. He received an undergraduate degree from Glendon College in Toronto and an MA in international relations from Sussex University in the United Kingdom. He earned an MBA at the European Institute of Business Administration and received a Doctorate with honors and high distinction from l’Institut d’etudes politiques, Paris.

We believe that Mr. Courtis’ extensive investing expertise, governance experience, and banking relationships and perspectives would make him a beneficial addition to the Board.

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Michael Gorzynski, 41, is the Managing Member of MG Capital Management, Ltd., an investment firm focused on complex value-oriented investments. From 2006-2011, he invested in special situations globally at Third Point, LLC, a large asset management firm, where he focused on macro, event-driven, distressed, and private investments across the capital structure (equity, hybrids, bonds, & loans). He is an expert in restructurings and in the insurance and banking industries, having participated in dozens of large-scale bank and insurance company restructurings. He earned a BA from the University of California, Berkeley, and received an MBA from Harvard Business School.

We believe that Mr. Gorzynski’s extensive financial and restructuring experience, and familiarity with the insurance and banking industries, would make him a strong addition to the Board.

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Robin Greenwood, 43, has been the George Gund Professor of Finance and Banking at Harvard Business School since 2013 and began serving as Head of the Finance Unit in 2018. At HBS he is the Faculty Director of the Behavioral Finance and Financial Stability project and cochairs the Business Economics PhD program. Mr. Greenwood also currently serves as a member of the Financial Advisory Roundtable of the Federal Reserve Bank of New York and a Research Associate at the National Bureau of Economics Research, which he joined in 2017. Mr. Greenwood received a PhD from Harvard in Economics, and BS degrees in Economics and Mathematics at MIT.

We believe that Mr. Greenwood’s prowess in the insurance and pension industries, as well as his research in these and other financial industries, makes him an excellent prospective addition to the Board.

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Liesl Hickey, 46, is a veteran political strategist who has worked at the highest levels of politics and issue advocacy. Since 2016, Ms. Hickey has served as a senior advisor at each of Guide Post Strategies, Blitz Canvassing and Pathway Partners, and as a partner at Ascent Media. In addition, since 2015, she has provided political consulting services through RAE LLC. Prior to that, from 2015 to 2016, she served as an executive director of Right to Rise and a partner at Patchwork Productions. From 2013 to 2014, Ms. Hickey was the Executive Director of the National Republican Congressional Committee (NRCC). She was a fellow at the University of Chicago’s Institute of Politics and a contributor to the Wall Street Journal’s former “Think Tank.” Ms. Hickey is a graduate of Southern Methodist University.

We believe that Ms. Hickey’s strategic consulting background, policy experience and regulatory insights make her a valuable prospective addition to the Board.

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Jay Newman, 68, is currently serving as the Managing Member of Ginzan Management Ltd., a family office he founded in 2016. He has over 40 years of experience working in the finance industry as a lawyer, investment banker and principal investor. Immediately prior to establishing Ginzan, Mr. Newman was a Senior Portfolio Manager and Member of the Management Committee at Elliott Management Corporation where he worked for over 20 years. He is a graduate of Yale College, Columbia Law School and completed an LLM in Tax at NYU.

We believe that Mr. Newman’s vast experience in the financial industry as an investor and executive would make him a beneficial addition to the Board.

We look forward to continuing to engage with all stockholders in the coming weeks, with the goal of sharing additional information about our case for change and campaign to unlock the tremendous upside value trapped within HC2’s underperforming shares.

Sincerely,
Michael Gorzynski

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FORWARD-LOOKING STATEMENTS
Any statements contained herein that do not describe historical facts, including future operations, are neither promises nor guarantees and may constitute “forward-looking statements” as that term is defined in the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements may include words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue,” the negative of these terms and other comparable terminology.  Any such forward-looking statements contained herein are based on current assumptions, estimates and expectations, but are subject to a number of known and unknown risks and significant business, economic and competitive uncertainties that may cause actual results to differ materially from expectations.  Numerous factors could cause actual future results to differ materially from current expectations expressed or implied by such forward-looking statements, including the risks and other risk factors detailed in various publicly available documents filed by the Issuer from time to time with the Securities and Exchange Commission (SEC), which are available at www.sec.gov, including but not limited to, such information appearing under the caption “Risk Factors” in Issuer’s Annual Report on Form 10-K filed with the SEC on March 12, 2019.  Any forward-looking statements should be considered in light of those risk factors. The Reporting Persons caution readers not to rely on any such forward-looking statements, which speak only as of the date they are made.  The Reporting Persons disclaim any intent or obligation to publicly update or revise any such forward-looking statements to reflect any change in Issuer expectations or future events, conditions or circumstances on which any such forward-looking statements may be based, or that may affect the likelihood that actual results may differ from those set forth in such forward-looking statements.

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS
MG Capital Management, Ltd together with the other participants named herein (collectively, “MG Capital”), intends to file a preliminary proxy statement and an accompanying proxy card with the Securities and Exchange Commission (“SEC”) to be used to solicit votes for the election of its slate of director nominees at the upcoming 2020 annual meeting of stockholders of HC2 Holdings, Inc., a Delaware corporation (the “Company”).
MG CAPITAL STRONGLY ADVISES ALL SHAREHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST.  REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS’ PROXY SOLICITOR: SARATOGA PROXY CONSULTING LLC (TEL: (888) 368-0379 OR (212) 257-1311; EMAIL: JFERGUSON@SARATOGAPROXY.COM)
The participants in the solicitation are anticipated to be MG Capital Management, Ltd., a Cayman Islands company limited by shares (“MG Capita”), Percy Rockdale LLC, a Michigan limited liability company (“Percy Rockdale”), Rio Royal LLC, a Delaware limited liability company (“Rio Royal”), Michael Gorzynski, a natural person, (“Mr. Gorzynski,” and, together with MG Capital, Percy Rockdale and Rio Royal, the “ MG Capital Participants”), George Brokaw, a natural person (“Mr. Brokaw”), Kenneth Courtis, a natural person (“Mr. Courtis”), Robin Greenwood, a natural person (“Mr. Greenwood”), Liesl Hickey, a natural person (“Ms. Hickey”), and Jay Newman, a natural person (“Mr. Newman” and together with Mr. Brokaw, Mr. Courtis, Mr. Greenwood, Mr. Gorzynski and Ms. Hickey, each a “Nominee” and collectively, the “Nominees”; the Nominees and the MG Capital Participants collectively, the “Participants”).
As of the date hereof, the Percy Rockdale is the direct owner of 2,422,000 shares of common stock of the Company, $0.001 par value (“Common Stock”).  As of the date hereof, the Rio Royal is the direct owner of 10,000 shares of Common Stock.  MG Capital Management, as the investment holding company of Rio Royal, may be deemed the beneficial owner of the 10,000 shares of Common Stock owned by Rio Royal. Mr. Gorzynski as the sole Manager of Percy Capital and the sole Director MG Capital Management, may be deemed the beneficial owner of (i) the 2,422,000 shares of Common Stock owned by Percy Rockdale and (ii) the 10,000 shares of Common Stock owned by Rio Royal.  As of the date hereof, Mr. Brokaw is the beneficial owner of 18,000 shares of Common Stock.  As of the date hereof, Mr. Courtis is the beneficial owner of 137,336 shares of Common Stock.  Except as described herein, no other Participant beneficially owns any Common Stock as of the date hereof.

Contacts

For Investors:

Saratoga Proxy Consulting LLC
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For Media:

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Greg Marose / Charlotte Kiaie, 347-343-2999
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